SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of ClearBridge Energy MLP Opportunity Fund Inc. was held on March 20, 2015, for the purpose of considering and voting Upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors


Nominees
Votes For
VotesWithheld
Robert D. Agdern
27,827,671
343,802
Carol L. Colman
27,815,752
355,721
Daniel P. Cronin
27,819,225
352,248
Paolo M. Cucchi
27,759,691
411,782

At May 31, 2015, in addition to Robert D. Agdern, Carol L. Colman, Daniel P. Cronin and Paolo M. Cucchi, the other Directors of the Fund were as follows:

Kenneth D. Fuller
Leslie H. Gelb
William R. Hutchinson
Eileen A. Kamerick
Riordan Roett